Exhibit 1
Press Release
FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION IN THE UNITED STATES OR DISSEMINATION OVER
UNITED STATES NEWS OR WIRE SERVICES

2121 — 11th Street West,	1 University Avenue, Suite 1500
Saskatoon, Saskatchewan, S7M 1J3 Canada	Toronto, Ontario M5J 2P1 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201	Tel: (416) 204-1953 Fax: (416) 204-1954
Cameco Agrees to Sell Common Shares of Centerra
Saskatoon, Saskatchewan and Toronto, Ontario — December 8, 2009 — Cameco Corporation (TSX: CCO; NYSE: CCJ) and Centerra Gold Inc. (TSX: CG) today announced that they have entered into an agreement with a syndicate of underwriters, led by CIBC World Markets Inc. and RBC Capital Markets, who have agreed to purchase the 88,618,472 common shares of Centerra now held by Cameco, on a bought deal basis, at a price of C$10.25 per share for sale to the public.
The offering is expected to provide Cameco with net proceeds of approximately C$872 million prior to payment of expenses. The net proceeds of the offering will further strengthen Cameco’s capital position. Cameco intends to use the net proceeds for general corporate purposes, primarily to grow its core uranium business as it pursues its target of doubling uranium production. None of the proceeds will be received by Centerra. Cameco has agreed to pay customary costs and expenses associated with the offering, other than underwriters’ out-of-pocket costs and their costs of counsel.
As a result of the sale and the related transfer described below, Cameco will dispose of its entire interest in Centerra, consisting of 113,918,472 common shares, or 48.5% of the outstanding common shares. Concurrently with closing of the offering of 88,618,472 common shares, as described above, Cameco will also transfer 25,300,000 common shares of Centerra to Kyrgazaltyn JSC pursuant to the Agreement on New Terms which Cameco entered into with the Government of Kyrgyz Republic on April 24, 2009.
The common shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada and may also be offered on a private placement basis in certain jurisdictions outside of Canada pursuant to applicable prospectus or registration exemptions.
Centerra will file with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada, a preliminary short form prospectus in respect of the sale of the shares. The offering is subject to certain customary terms and conditions. Closing of the offering is expected to take place on or about December 30, 2009.
In addition, CIBC World Markets Inc. and RBC Capital Markets acted as exclusive financial advisers to Cameco.

This news release is not an offer to sell, or a solicitation of an offer to buy, any securities. The securities referred to in this news release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933.
Cautionary Statement Regarding Forward-Looking Information
This news release contains certain forward-looking statements regarding Cameco, Centerra and the offering referred to herein, including the expected closing date and anticipated use of proceeds. These statements are based upon the assumptions that the offering will be successfully completed on the terms described above, and that the proceeds of the offering can successfully be used as described above. Actual developments may differ as a result of risks relating to market conditions, global political uncertainties, investor demand and the timing of the offering. Cameco and Centerra disclaim any obligation to update any forward-looking statement contained in this news release except to the extent required by law.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Centerra, which is based in Toronto, Ontario, is a growth-oriented, gold company focused on acquiring, exploring, developing and operating gold properties primarily in Asia, the former Soviet Union and other emerging markets worldwide. Centerra is a leading North American-based gold producer and the largest Western-based gold producer in Central Asia and the former Soviet Union. Centerra’s shares trade on the Toronto Stock Exchange.
Additional information
Additional information on Cameco is available on SEDAR at www.sedar.com and the Company’s website at www.cameco.com.
Additional information on Centerra is available on SEDAR at www.sedar.com and the Company’s website at www.centerragold.com.
For further information, please contact:

Cameco Corporation		Centerra Gold Inc.

Investor inquiries:	Media Inquiries:	John W. Pearson
Bob Lillie	Lyle Krahn	Vice President, Investor Relations
(306) 956-6639	(306) 956-6316	(416) 204-1241
- End -